August 18, 2015

To: Barbara C. Jacobs

      Assistant Director

      United States Security and Exchange Commission

Re: Global Gard, Inc.

Amendment No.3 to Registration Statement on Form S-1

Filed August 3, 2015

File No. 333-203400

In response to your letter dated August 11, 2015 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Global Gard, Inc. (the “Company”).  Amendment No. 4 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to your comments.  For your convenience, we have reproduced below the comments contained in your July 31, 2015 letter immediately before our response.

General

1.

You appear to have filed this amendment as a Form S-3 on EDGAR. We note that the facing page states that your filing is an S-1 amendment. Please refile your document on Form S-1.

RESPONSE:

Our EDGARizing Company filed the last amendment as a form S-3/A by mistake. We already communicated with them to ensure that this next filing will be filed correctly.

2.

Please ensure that your next amendment contains an updated consent from your auditors. The consent filed with your prior amendment is dated July 7, 2015.

RESPONSE:

We have filed an updated consent from our auditors as per your request.

Plan of Operations, page 42

3.

We note your response to prior comment 2, where you state that your management has no technical knowledge of software development, and that you understand that some new apps and software have issues. Please further expand to describe with more specificity the nature of the issues you reference. A description of the key challenges associated with developing this type of software is necessary so that investors may evaluate the nature of software development challenges irrespective of your management’s experience in this business space. Please revise or advise.

RESPONSE:

We have revised the 4th full paragraph on page 44:

“Our management has no technical knowledge of software development, but we understand that some new apps and software sometimes have issues, such as: they may stop responding, freeze, unexpectedly shut down, become extremely slow, unreliable, difficult to operate and/or lack an attractive look. Our goal is to offer efficient and reliable apps, therefore, our key challenge associated with ensuring proper functionality for our apps on different software platforms and phone networks is to be able to find and have the funds to hire the proper developer with the technical knowledge necessary to flawlessly create our apps.”

www.globalgard.com

phiraphat.siwarirat@globalgard.com

Phone: 702-553-4109

Fax: 702-446-8374